EXHIBIT 12.1

WASHINGTON MUTUAL, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2005	2004	2003	2002	2001
	(dollars in millions)
Earnings, including interest on deposits(1):
Income from continuing operations before income taxes	$5,438	$3,984	$6,029	$6,006	$4,826
Fixed charges	7,871	4,403	4,687	5,842	8,071
	$13,309	$8,387	$10,716	$11,848	$12,897
Fixed charges(1):
Interest expense	$7,702	$4,234	$4,534	$5,726	$7,979
Estimated interest component of net rental expense	169	169	153	116	92
	$7,871	$4,403	$4,687	$5,842	$8,071
Ratio of earnings to fixed charges(2)	1.69	1.90	2.29	2.03	1.60
Earnings, excluding interest on deposits(1):
Income from continuing operations before income taxes	$5,438	$3,984	$6,029	$6,006	$4,826
Fixed charges	4,143	2,360	2,522	3,181	4,990
	$9,581	$6,344	$8,551	$9,187	$9,816
Fixed charges(1):
Interest expense	$7,702	$4,234	$4,534	$5,726	$7,979
Less: interest on deposits	(3,728)	(2,043)	(2,165)	(2,661)	(3,081)
Estimated interest component of net rental expense	169	169	153	116	92
	$4,143	$2,360	$2,522	$3,181	$4,990
Ratio of earnings to fixed charges(2)	2.31	2.69	3.39	2.89	1.97

(1)                 As defined in Item 503(d) of Regulation S-K.

(2)                 These computations are included herein in compliance with Securities and Exchange Commission Regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of the Company because of two factors. First, even if there were no change in net income, the ratios would decline with an increase in the proportion of income which is tax-exempt or, conversely, they would increase with a decrease in the proportion of income which is tax-exempt. Second, even if there were no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.